POWER SPORTS FACTORY, INC.

6950 Central Highway

Pennsauken, NJ 08109

October 7, 2008

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Power Sports Factory, Inc.
(formerly Purchase Point Media Corp.)
SEC Comment Letter dated September 4, 2008
Form 10-K for the year ended December 31, 2007
Form 10-Q for the quarterly period ended March 31, 2008
File No. 0-25385

Dear Sir/Madam:

We are hereby requesting until October 31, 2008 to provide the responses of Power Sports Factory, Inc. (formerly Purchase Point Media Corp., the “Company”) to the comments set forth in your comment letter dated September 4, 2008 on the captioned filings under the Securities Exchange Act of 1934, as amended. Our auditors are involved in fiscal year-end audits of a number of other companies and will not be able to work with the Company on a response to the comment letter until the latter part of October, 2008.

Sincerely,

/s/ Shawn Landgraf
Shawn Landgraf
Chief Executive Officer
Power Sports Factory, Inc.
(formerly Purchase Point Media Corp.)